UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42160

NIP Group Inc.

Rosenlundsgatan 31

11 863 Stockholm

Sweden

+46 8133700

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

NIP Group Inc. Adopted 2025 Share Incentive Plan

The board of directors of NIP Group Inc. (the “Company”), upon the recommendation of its compensation committee, has approved and adopted the Company’s 2025 Share Incentive Plan (the “2025 Plan”). The 2025 Plan is intended to promote the success and enhance the value of the Company by linking the interests of selected directors, employees, consultants and other eligible individuals with those of the Company’s shareholders, and by providing such individuals with equity-based incentives to motivate superior performance and to attract and retain their services.

Under the 2025 Plan, up to 45,430,307 ordinary shares may be issued pursuant to awards granted thereunder, subject to adjustment in accordance with the terms of the 2025 Plan. The 2025 Plan will remain in effect for ten years from its effective date, unless earlier terminated by the board of directors.

The foregoing description of the 2025 Plan is qualified in its entirety by reference to the full text of the 2025 Plan, which is attached as Exhibit 99.1 to this Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	2025 Share Incentive Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIP Group Inc.

By:	/s/ Mario Yau Kwan Ho
Name:	Mario Yau Kwan Ho
Title:	Co-Chief Executive Officer

By:	/s/ Hicham Chahine
Name:	Hicham Chahine
Title:	Co-Chief Executive Officer

Date: November 14, 2025